Exhibit 3.1

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION

OF

BM TECHNOLOGIES, INC.

FIRST: The name of the corporation is BM Technologies, Inc. (hereinafter, the “Corporation”).

SECOND: The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Drive, County of New Castle, Wilmington, Delaware 19808, and the name of its registered agent at such address is Corporation Service Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law (“DGCL”).

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 1,000 shares of common stock, par value $0.001 per share.

FIFTH: The business and affairs of the Corporation shall be managed by or under the direction of the board of directors, and the directors need not be elected by ballot unless required under the bylaws of the Corporation.

SIXTH: In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the board of directors is expressly authorized to adopt, amend or repeal the bylaws or adopt new bylaws, except as may be otherwise provided in the bylaws, without any action on the part of the stockholders of the Corporation, and to the fullest extent permitted by the provisions of applicable law; provided, that any bylaws adopted or amended by the board of directors, and any powers thereby conferred, may be amended, altered or repealed by the stockholders of the Corporation.

SEVENTH: The liability of the directors to the Corporation or its stockholders for monetary damages (including for breach of the fiduciary duties as a director) shall be eliminated to the fullest extent under applicable law. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which applicable law permits the Corporation to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. If applicable law is amended after the date of filing of this Certificate of Incorporation, to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to the Corporation or its stockholders shall be eliminated or limited to the fullest extent permitted by applicable law as so amended. Any amendment, repeal or modification of this Article Seventh by either (i) the stockholders of the Corporation or (ii) an amendment to applicable law shall not adversely affect any right or protection existing at the time of such amendment, repeal or modification with respect to any acts or omissions occurring before such amendment, repeal or modification of a person serving as a director at the time of such amendment, repeal or modification.

EIGHTH: The Corporation reserves the right to amend, alter, restate, change or repeal any provision contained in this Certificate of Incorporation as authorized by the applicable law at the time in force may be added or inserted, in the manner now or hereafter prescribed by law and all the provisions of this Certificate of Incorporation and all rights, preferences, privileges and powers conferred in this Certificate of Incorporation on stockholders, directors, officers or any other persons are subject to the rights reserved in this Article Eighth.